SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Date: November 4, 2008
UBS AG
(Registrant’s Name)
Bahnhofstrasse 45, Zurich, Switzerland, and
Aeschenvorstadt 1, Basel, Switzerland
(Registrant’s Address)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

SIGNATURES

This Form 6-K consists of the Media Release that appears immediately following this page.

UBS AG

Media Relations
Tel. +41-44-234 85 00

www.ubs.com

4 November 2008
Media release
UBS reports third quarter profit of CHF 296 million
Third quarter 2008
•	Third quarter Group net profit attributable to UBS shareholders of CHF 296 million, in line with 16 October 2008 pre-announcement
•	Items affecting third quarter results included a gain on own credit of CHF 2,207 million and a tax credit of CHF 913 million
•	Net new money outflows in the two wealth management businesses of CHF 45.8 billion; Business Banking Switzerland had additional net outflows of CHF 3.5 billion; Global Asset Management had net outflows of CHF 34.4 billion
Risk positions
•	Results were impacted by realized and unrealized losses of USD 4.4 billion on legacy risk positions, mainly on exposures related to US residential real estate-related securities and other credit positions
•	UBS continued to reduce exposures to risk positions throughout the quarter, largely through sales and to a lesser extent further writedowns. Exposures to US residential real estate-related positions were reduced by almost 50% by quarter end
•	The transaction with the Swiss National Bank (SNB) announced on 16 October 2008 will result in a dramatic decrease of UBS’s risk positions
Transaction with the Swiss National Bank
•	As announced on 16 October 2008, the SNB and UBS have reached an agreement to transfer up to USD 60 billion of currently illiquid securities and other assets from UBS’s balance sheet to a separate fund entity
•	UBS’s aim is to protect its shareholders from further impact of the crisis to the fullest extent possible and to provide clients an opportunity to renew their confidence in the bank
•	With this transaction, UBS caps future potential losses from these assets, reduces its risk-weighted assets, materially de-risks and reduces its balance sheet and is no longer exposed to the funding risk of these assets
•	UBS expects to transfer assets to the fund primarily over fourth quarter 2008 and first quarter 2009

Media Relations
4 November 2008
Page 2 of 13
Capital and balance sheet
•	Capital ratio remains strong with a tier 1 ratio of 10.8% and total capital adequacy ratio of 14.9%
•	Balance sheet reduced by 4% from the previous quarter, with significant reductions in risk positions partly offset by an increase in positive replacement values and the appreciation of the US dollar against the Swiss franc over the quarter
•	Total risk-weighted assets (RWA) under Basel II increased 2% from the previous quarter, to CHF 332.5 billion. The reductions in risk positions were offset by the impact of market volatility and the appreciation of the US dollar against the Swiss franc over the quarter
•	As announced on 16 October, UBS is to raise CHF 6 billion of new capital in the form of mandatory convertible notes (MCNs), fully placed with the Swiss Confederation, subject to approval by UBS shareholders at the 27 November 2008 extraordinary general meeting (EGM). The MCNs will count as tier 1 capital for BIS capital adequacy purposes following approval at the EGM
•	Combined with the reduction in RWAs, it is estimated that the impact of the transaction with the SNB and the issuance of MCNs would result in a 30 September 2008 pro forma tier 1 capital ratio of 11.9%
Liquidity and funding
•	Global funding markets were extremely difficult, particularly towards the end of the quarter. Against this background, the measures undertaken to safeguard UBS’s liquidity position proved to be increasingly important
•	UBS benefited from its diversity of funding sources and a substantial portfolio of unencumbered, high-quality assets in this period of unprecedented market stress
Cost reduction
•	Total operating expenses down by 26% to CHF 6,036 million from the previous quarter, which included a CHF 919 million provision related to auction rate securities
•	Personnel expenses down 13% from the previous quarter, reflecting lower accruals for performance-based compensation
•	Personnel numbers reduced to 79,565 on 30 September 2008, down by 1,887 from 30 June 2008
Risk renewal plan
•	Progress continues to be made in UBS’s “Risk renewal plan”, which is supported and supervised by the Swiss Federal Banking Commission (SBFC)
•	The plan will deliver a robust system of risk control; it is expected that material progress will have been achieved by the end of 2009, with some components running into 2010

Media Relations
4 November 2008
Page 3 of 13
Outlook
•	UBS expects that the conditions seen at the beginning of fourth quarter will continue to affect clients’ assets, and therefore UBS’s fee-earning businesses

•	Operating expenses will continue to be trimmed where possible

•	Fourth quarter results will be impacted by a possible reversal of own credit gains and a loss on the equity in the fund to be controlled by the SNB
Zurich/Basel, 4 November 2008 — UBS reports a Group net profit attributable to UBS shareholders of CHF 296 million for third quarter 2008.
Third quarter 2008 remained difficult as the credit crisis broadened and intensified:
•	Global financial markets came under increased stress as problems in the US residential mortgage market spread to the broader economy and the global financial sector.

•	Fears of a global recession increased and were exacerbated by further declines in housing and credit markets in the US and Europe, which heightened concerns over the creditworthiness of some financial institutions.

•	Equity markets were extremely volatile and trended sharply down over the quarter, driven by deleveraging and extreme risk aversion from investors.
The wealth and asset management businesses and Business Banking Switzerland saw pre-tax profits net of exceptional items down from the previous quarter. The net new money outflows, which were most pronounced in September, reflect a number of factors, including clients seeking to diversify their exposure to individual financial institutions, a general trend of clients to deleverage, the poor investment performance of certain funds managed by Global Asset Management in prior periods, and concerns on the part of some clients about the financial position of UBS. Invested assets were down 4%, as the negative impact of financial market developments and net new money outflows was only partly offset by positive currency effects. Whilst the situation was very difficult at the start of October, there have been encouraging signs for net new money flows following the announcement of the SNB transaction on 16 October 2008.
In the Investment Bank, revenues generated by the advisory and capital markets business were down significantly, driven by a drop in capital markets revenues reflecting reduced market volumes across all geographical regions. Sales and trading results were affected by losses and writedowns on legacy risk positions. Revenues from equities were down despite a strong performance in derivatives. Fixed income, currencies and commodities were still negative due to losses and writedowns on legacy risk positions; however these were lower than in the previous quarter. Foreign exchange and money markets had a record quarter.
Across the firm, total operating expenses were down 26% to CHF 6,036 million in third quarter 2008. Personnel expense decreased 13% to CHF 3,997 million, reflecting primarily lower accruals for performance-related compensation. At CHF 1,702 million, general and administrative expenses decreased CHF 1,129 million, mainly due to the provision of CHF 919 million made in second quarter 2008 in relation to auction rate securities. There was no goodwill impairment charge in third quarter 2008. A goodwill impairment charge of CHF 341 million was recorded in second quarter 2008, relating to the exiting of the municipal securities business by the Investment Bank.
The result for the quarter included a gain from own credit of CHF 2, 207 million, recorded in net trading income. UBS also recognized a net income tax benefit of CHF 913 million for third quarter 2008, which mainly reflects a net impact of CHF 930 million from the recognition of an incremental net deferred tax asset on available tax losses which arose in the quarter.

Media Relations
4 November 2008
Page 4 of 13
Risk inventory reduced
Results were impacted by realized and unrealized losses of USD 4.4 billion on legacy risk positions, mainly on exposures related to US residential real estate-related securities and other credit positions.
UBS continued to reduce exposures to significant risk concentrations. Exposures to US residential real estate-related positions were reduced by almost 50% by quarter end. This was achieved largely through sales and to a lesser extent further writedowns. Leveraged finance and commercial real estate positions were reduced through a combination of sales and writedowns, and further credit valuation adjustments were taken against credit default protection purchased from monoline insurers.
Transaction with the Swiss National Bank
As announced on 16 October 2008, the Swiss National Bank (SNB) and UBS have reached an agreement to transfer up to USD 60 billion of currently illiquid securities and other assets from UBS’s balance sheet to a separate fund entity. With this transaction, UBS caps future potential losses from these assets, reduces its risk-weighted assets, materially de-risks and reduces its balance sheet and is no longer exposed to the funding risk of the assets to be transferred.
The assets to be transferred to the fund include approximately USD 31 billion (as per valuation at 30 September 2008) of primarily cash securities, already disclosed as concentrated risk positions relating to US real estate-related securities, US student loan auction rate securities and other US student loan securities, and assets from the US reference-linked note program (RLN). Upon the completion of the transaction, UBS’s net exposure to these risk categories will be reduced to nearly zero (compared with USD 44 billion on 30 June 2008 and USD 32 billion at 30 September 2008), with residual long positions held by UBS in these asset classes hedged through existing short positions, including credit protection embedded in the RLN programs. UBS will continue to manage down these residual positions.
UBS expects to transfer assets to the fund primarily over fourth quarter 2008 and first quarter 2009. The impact of the transaction and related capital measures will be shown in the fourth quarter 2008 results, separately identified within operating performance.
Capital base and balance sheet
UBS’s capital ratio remains strong with a tier 1 ratio of 10.8% and total capital adequacy ratio of 14.9%
UBS’s balance sheet was reduced by 4% from the previous quarter, with significant reductions in risk positions partly offset by an increase in positive replacement values and the appreciation of the US dollar against the Swiss franc over the quarter.
Total risk-weighted assets (RWA) under Basel II increased 2% from the previous quarter, to CHF 332.5 billion. The reductions in risk positions were partly offset by the impact of market volatility and the appreciation of the US dollar against the Swiss franc over the quarter.
As announced on 16 October 2008, UBS is to raise CHF 6 billion of new capital in the form of mandatory convertible notes (MCNs), fully placed with the Swiss Confederation, subject to approval by UBS shareholders at the 27 November 2008 extraordinary general meeting (EGM). The MCNs will count as tier 1 capital for BIS capital adequacy purposes if following approval at the EGM.
Combined with the reduction in RWAs, it is estimated that the impact of the transaction with the SNB and the issuance of MCNs would result in a 30 September 2008 pro forma tier 1 capital ratio of 11.9%.

Media Relations
4 November 2008
Page 5 of 13
Liquidity and funding
Since the onset of the financial crisis, UBS has proactively undertaken a number of measures to safeguard its liquidity position. Combined with the broad diversity of its funding sources, its contingency planning processes and its global scope, these additional measures have proven extremely helpful in enabling UBS to maintain a balanced asset / liability profile, in spite of this period of unprecedented market dislocation. In particular, UBS was able to benefit from its substantial multi-currency portfolio of unencumbered high-quality short-term assets.
At the end of third quarter 2008, UBS’s funding profile was broadly similar to its funding profile at prior quarter end and at year-end 2007, in terms of diversification with respect to both currency and product type. Approximately 18% of funding continues to be raised on a secured basis and UBS’s unsecured funding remains well diversified. UBS raised new long-term funds in third quarter 2008 through the issuance of approximately CHF 19.7 billion of long-term debt and structured notes.
Cost reduction
Across the firm, total operating expenses were CHF 6,036 million, down 26% compared with second quarter 2008. This decline was driven by lower accruals on performance-related compensation.
Personnel expense decreased 13% to CHF 3,997 million, reflecting primarily lower accruals for performance-related compensation. General and administrative expenses decreased 40% from the previous quarter, which included a provision of CHF 919 million in relation to auction rate securities. The reduction in third quarter 2008, which was 11% excluding the effect of this provision, reflected cost cuts in most categories in connection with UBS’s ongoing cost reduction program.
The number of people employed at UBS was 79,565 on 30 September 2008, down by 1,887 compared with the end of second quarter 2008, with a reduction of 574 in the Investment Bank.
Risk renewal plan
Progress continues to be made in UBS’s “Risk renewal plan”, which is supported and supervised by the Swiss Federal Banking Commission (SBFC). The plan was implemented in order to overhaul the approach UBS takes to risk management, strategy and planning, the processes used to value and estimate the risk of UBS’s positions, the integrity of underlying data on UBS’s holdings, and the system architecture needed to support all of these processes. The plan will deliver a robust system of risk control that fully addresses the weaknesses exposed in 2007. It is expected that material progress will have been achieved by the end of 2009, with some components running into 2010.
Outlook
UBS expects that the conditions seen at the beginning of fourth quarter will continue to affect clients’ assets, and therefore UBS’s fee-earning businesses. Operating expenses will continue to be trimmed where possible.
UBS’s results for fourth quarter 2008 will include two large accounting effects. Since the announcement of the SNB transaction, credit spreads on UBS’s debts have narrowed. If this persists, some or most of the accumulated CHF 4.8 billion own credit gain will reverse. In addition, a loss will be recognized on the sale of the equity in the fund sold to the SNB — partly offset by recognition of the value of UBS’s option to buy the equity back in the future. A possible reversal of own credit would not affect our tier 1 capital and tier 1 ratio. The transfer of assets into the SNB fund, and the loss recognized on the sale of the equity, will reduce UBS’s risk-weighted assets and tier 1 capital balance. After the planned issuance of the MCNs to the Swiss Confederation, the tier 1 capital balance would be slightly higher than its value prior to the transaction and the tier 1 ratio would improve.

Media Relations
4 November 2008
Page 6 of 13
Performance against targets
UBS focuses on four key performance indicators: return on equity (RoE), diluted earnings per share (EPS), cost / income ratio and net new money. These are designed to monitor the continuous delivery of adequate returns to shareholders and are calculated using results from continuing operations.
•	UBS’s annualized RoE from continuing operations was negative 44.4% in the first nine months of 2008 compared with positive 19.0% in the first nine months of 2007, following a substantial negative impact from Investment Bank losses on exposures related to the US residential mortgage market and other credit positions.

•	Diluted EPS from continuing operations were CHF 0.09 in third quarter 2008, compared with negative CHF 0.17 in second quarter 2008. This change was mainly driven by reduced losses in the Investment Bank. In comparison, diluted EPS were. The EPS calculation assumes the issuance of the shares issuable upon conversion of the mandatory convertible notes issued on 5 March 2008.

•	The cost / income ratio was 102.1% in third quarter compared with 200.7% in the prior quarter. Income in third quarter was affected by the factors mentioned above. Total operating expenses were down 26% from the previous quarter, mainly due to lower accruals for performance-related compensation in third quarter and the provision of CHF 919 million made in second quarter in relation to auction rate securities.

•	Third quarter 2008 saw net new money outflows of CHF 83.6 billion, compared with outflows of CHF 43.8 billion the prior quarter. At the end of third quarter, total invested assets stood at CHF 2,640 billion, of which CHF 1,932 billion were attributable to Global Wealth Management & Business Banking and CHF 708 billion were attributable to Global Asset Management.

•	Global Wealth Management & Business Banking saw total net new money outflows of CHF 49.3 billion. Wealth Management International & Switzerland recorded net outflows of CHF 36.0 billion, Wealth Management US recorded net outflows of CHF 9.8 billion and Business Banking Switzerland recorded net outflows of CHF 3.5 billion.

•	Global Asset Management saw total net new money outflows of CHF 34.4 billion. Institutional clients recorded net outflows of CHF 21.0 billion. Excluding money market flows, outflows increased to CHF 16.1 billion from CHF 8.1 billion. Net outflows were reported in equities, fixed income, multi-asset, alternative and quantitative investments and real estate mandates, with infrastructure reporting net inflows. Wholesale intermediary recorded net outflows of CHF 13.4 billion. Excluding money market flows, outflows of net new money decreased to CHF 13.1 billion from CHF 16.0 billion. During third quarter, outflows were reported in multi-asset, equities, fixed income and alternative and quantitative investments, while inflows were reported in real estate funds.

Media Relations
4 November 2008

UBS financial highlights

	As of or for the quarter ended					% change from		Year-to-date
CHF million, except where indicated	30.9.08		30.6.08	30.9.07		2Q08	3Q07	30.9.08	30.9.07

Performance indicators from continuing operations
Diluted earnings per share (CHF) [1]	0.09		(0.17)	(0.45)				(4.46)	3.28
Return on equity attributable to UBS shareholders (%) [2]								(44.4)	19.0
Cost / income ratio (%) [3]	102.1		200.7	113.9				348.5	74.0
Net new money (CHF billion) [4]	(83.6)		(43.8)	38.3				(140.2)	125.1
Group results
Operating income	5,556		4,021	6,353		38	(13)	5,625	35,853
Operating expenses	6,036		8,110	7,256		(26)	(17)	21,993	26,545
Operating profit before tax (from continuing and discontinued operations)	(480)		(4,030)	(805)		88	40	(16,189)	9,419
Net profit attributable to UBS shareholders	296		(358)	(858)				(11,597)	7,720
Personnel (full-time equivalents) [5]	79,565		81,452	83,814		(2)	(5)
Invested assets (CHF billion)	2,640		2,763	3,265		(4)	(19)

	As of					% change from
CHF million, except where indicated	30.9.08		30.6.08	31.12.07		30.6.08	31.12.07

UBS balance sheet and capital management
Balance sheet key figures

Total assets	1,996,719		2,079,758	2,274,891		(4)	(12)

Equity attributable to UBS shareholders	46,412		45,939	36,875		1	26
Market capitalization [6]	54,135		62,874	108,654		(14)	(50)
BIS capital ratios [7]
Tier 1 (%)	10.8	[8]	12.0	9.1	[9]

Total BIS (%)	14.9	[8]	16.1	12.2	[9]

Risk-weighted assets	332,451		325,300	374,421	[9]	2	(11)
Long-term ratings
Fitch, London	AA—	[10]	AA—	AA
Moody’s, New York	Aa2		Aa1	Aaa
Standard & Poor’s, New York	AA—		AA—	AA

1	Details of the earnings per share calculation can be found in Note 8 to the financial statements of UBS’s third quarter 2008 report.

2	Net profit attributable to UBS shareholders from continuing operations year-to-date (annualized as applicable) / average equity attributable to UBS shareholders less distributions (estimated as applicable).

3	Operating expenses / operating income before credit loss expense or recovery.

4	Excludes interest and dividend income.

5	Excludes personnel from private equity (part of Corporate Center).

6	For further details please refer to the share information on page 92 of UBS’s third quarter 2008 report.

7	For further details please refer to the capital management section of UBS’s third quarter 2008 report.

8	Reflects the capital ratios according to Basel II data only. Taking into account the effects from the transitional provisions of the capital floor, which require that during the year 2008 Basel II capital requirements have to amount to at least 90% of Basel I capital requirements, the tier 1 capital ratio would amount to 10.2% and the total capital ratio to 14.0%.

9	The calculation prior to 2008 is based on the Basel I approach.

10	Fitch’s long-term rating was changed to A+ on 24 October 2008.

Media Relations
4 November 2008

UBS financial highlights (USD)

USD-convenience translation (spot rate of CHF/USD as of 30.9.08):	1.12

As of or for
the quarter ended
USD million, except where indicated	30.9.08

Performance indicators from continuing operations
Diluted earnings per share (USD) [1]	0.08
Return on equity attributable to UBS shareholders (%) [2]	(44.4)
Cost / income ratio (%) [3]	102.1
Net new money (USD billion) [4]	(74.6)

Group results
Operating income	4,961
Operating expenses	5,389
Operating profit before tax (from continuing and discontinued operations)	(429)
Net profit attributable to UBS shareholders	264
Personnel (full-time equivalents) [5]	79,565
Invested assets (USD billion)	2,357

UBS balance sheet and capital management
Balance sheet key figures

Total assets	1,782,785

Equity attributable to UBS shareholders	41,439
Market capitalization [6]	48,335
BIS capital ratios [7]
Tier 1 (%)	10.8 [8]
Total BIS (%)	14.9 [8]
Risk-weighted assets	296,831

1	Details of the earnings per share calculation can be found in Note 8 to the financial statements of UBS’s third quarter 2008 report.

2	Net profit attributable to UBS shareholders from continuing operations year-to-date (annualized as applicable) / average equity attributable to UBS shareholders less distributions (estimated as applicable).

3	Operating expenses / operating income before credit loss expense or recovery.

4	Excludes interest and dividend income.

5	Excludes personnel from private equity (part of Corporate Center).

6	For further details please refer to the share information on page 92 of UBS’s third quarter 2008 report.

7	For further details please refer to the capital management section of UBS’s third quarter 2008 report.

8	Reflects the capital ratios according to Basel II data only. Taking into account the effects from the transitional provisions of the capital floor, which require that during the year 2008 Basel II capital requirements have to amount to at least 90% of Basel I capital requirements, the tier 1 capital ratio would amount to 10.2% and the total capital ratio to 14.0%.

Media Relations
4 November 2008
Page 9 of 13
UBS results — 3Q08 vs 2Q08
Global Wealth Management & Business Banking
The pre-tax profit for Global Wealth Management & Business Banking was CHF 1,861 million in third quarter 2008, an increase of 66% from the previous quarter. Second quarter 2008 included a provision of CHF 919 million related to auction rate securities.
Wealth Management International & Switzerland’s pre-tax profit decreased by 12% to CHF 1,110 million in third quarter 2008. Total operating income fell by 9% to CHF 2,609 million. The lower average asset base caused recurring income to fall 6% to CHF 2,023 million. Additionally, lower client transaction activity, driving lower sales commissions, prompted non-recurring income to fall 13% to CHF 610 million. Credit loss expenses went up significantly to CHF 25 million compared with CHF 2 million, reflecting provisions arising from impaired collateral quality. Operating expenses declined 6% to CHF 1,499 million, driven by lower accruals for performance-related compensation.
Wealth Management US recorded a pre-tax profit of CHF 203 million, compared with a pre-tax loss of CHF 741 million in the previous quarter. Second quarter 2008 included a provision of CHF 919 million related to auction rate securities. Without these provisions in second quarter, the pre-tax result would have increased 14%. Total operating income decreased 1% to CHF 1,469 million. In US dollar terms, operating income declined 5% as a 14% decrease in non-recurring income — resulting from reduced transaction activity and therefore lower commission income — was only partly offset by a 2% rise in recurring income. Total operating expenses declined 43% to CHF 1,267 million. This decline primarily reflected the provision related to auction rate securities of CHF 919 million in second quarter 2008. Excluding this provision, operating expenses would have declined 2% due to lower personnel and non-personnel expenses. Personnel expenses decreased 3% to CHF 981 million. Excluding the impact of currency translation, personnel expenses would have declined 7%, mainly due to lower severance costs and reduced salary costs associated with fewer non-financial advisor personnel.
Business Banking Switzerland’s pre-tax profit fell 8% to CHF 548 million. Total operating income decreased 3% to CHF 1,186 million, as both interest and non-interest income declined.
Global Asset Management
Global Asset Management’s pre-tax profit increased 18% to CHF 415 million in third quarter 2008. Excluding a gain from the sale of a minority stake in Adams Street Partners, pre-tax profit decreased CHF 105 million.
Total operating income rose 2% to CHF 827 million. Institutional revenues rose to CHF 525 million from CHF 472 million and included a gain of CHF 168 million from the sale of a minority stake in Adams Street Partners. Excluding this effect, institutional revenues decreased to CHF 357 million due to lower performance fees (from alternative and quantitative investments and the Brazilian asset management business), lower management fees (from the lower average invested assets base) and seed capital losses. Wholesale intermediary revenues declined to CHF 302 million, from CHF 336 million, with management fees impacted by the lower average invested assets base.
Total operating expenses declined 9% to CHF 413 million. Personnel expenses declined 11% to CHF 258 million, reflecting both reduced severance costs and accruals for performance-related compensation.
Investment Bank
Pre-tax results were negative CHF 2,748 million in third quarter 2008 compared with a pre-tax loss of CHF 5,233 million the prior quarter. Writedowns on risk positions more than offset a gain from own credit of CHF 2,207 million and cost-cutting measures related to the repositioning of the division.

Media Relations
4 November 2008
Page 10 of 13
Total operating income was negative CHF 750 million compared with negative CHF 2,302 million.
Investment banking revenues declined 22% to CHF 786 million from CHF 1,008 million. The key contributor to this change was a 41% decline in capital markets revenues, reflecting reduced market volumes across all geographical regions. Equity capital markets revenues decreased 55% and fixed income, currencies and commodities capital markets revenues dropped 22%. These decreases were only partly offset by a 3% increase in advisory revenues, to CHF 448 million. Other fee income and risk management revenues were negative CHF 102 million in comparison with negative CHF 179 million.
Sales and trading revenues declined to negative CHF 3,426 million from negative CHF 3,178 million, driven by negative revenues of CHF 4,563 million in fixed income, currencies and commodities (FICC) that were only partly offset by a positive revenue contribution of CHF 1,136 million from equities.
The equities business saw a 26% decline in revenues to CHF 1,136 million. Lower cash revenues were driven by seasonally lower August revenues, reduced commissions and higher client facilitation costs. Derivatives revenues increased due to a strong performance across all geographical regions, particularly Asia Pacific and the US. Revenues in equity-linked products were negative as all regions saw a decline from the previous quarter. Prime brokerage revenues decreased from a seasonally strong second quarter. Exchange-traded derivatives revenues increased across all asset classes. Proprietary trading had negative revenues in all regions. The Investment Bank is refocusing its proprietary trading activities as part of its more disciplined capital allocation methodology.
FICC revenues were negative CHF 4,563 million compared with negative CHF 4,720 million.
Losses and writedowns on risk positions were lower than in the prior quarter. The largest losses were recorded in positions related to the US residential real estate market, while further credit valuation adjustments were made on protection bought from monoline insurers. UBS marked down its positions in certain leveraged finance commitments and US student loan asset-backed securities. Losses were also recorded on the US reference-linked note program. During third quarter 2008, UBS further reduced its exposures related to the US residential real estate market and other risk positions.
The losses described above were only partially offset by income in other areas. Foreign exchange and money markets had a record quarter as key businesses benefited from strong client flow and successful trading strategies in times of extreme market volatility. Total credit revenue decreased quarter on quarter, with credit proprietary strategies underperforming due to volatile markets and the lack of liquidity in the cash markets. Rates reported a decrease in revenue despite a strong performance in Europe. Structured products posted solid revenues, though these were down on a record second quarter. Emerging markets revenues decreased in all regions except Latin America. Precious metals had a very strong quarter as flow was supported by clients seeking to invest in gold.
Total operating expenses declined 32% to CHF 1,998 million from CHF 2,931 million. A 29% decline in personnel expenses, to CHF 1,061 million, was driven by lower accruals for performance-related compensation. Salary costs also declined as personnel were reduced by 574 full-time equivalents over the quarter. General and administrative expenses decreased 18% to CHF 640 million, with the most notable reductions in provisions, administration charges and professional fees.

Media Relations
4 November 2008
Page 11 of 13
Media release available at www.ubs.com/media
Further information on UBS’s quarterly results is available at www.ubs.com/investors
•	3Q2008 Report (pdf and interactive version)

•	3Q2008 Results slide presentation

•	Letter to shareholders (English, German, French and Italian)
Webcast: The results presentation, with John Cryan, Chief Financial Officer and Philip Higson, Head of Investor Relations, will be webcast live on www.ubs.com at the following time on 4 November 2008:
•	0900 CET
•	0800 GMT
•	0300 US EST
Webcast playback will be available from 1400 CET on 4 November 2008.
Cautionary Statement Regarding Forward-Looking Statements
This release contains statements that constitute “forward-looking statements”, including but not limited to statements relating to the anticipated effect of transactions described herein, risks arising from the current market crisis and other risks specific to UBS’s business, strategic initiatives, future business development and economic performance. While these forward-looking statements represent UBS’s judgments and expectations concerning the development of its business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS’s expectations. These factors include, but are not limited to: (1) the extent and nature of future developments in the United States mortgage market and in other market segments that have been or may be affected by the current market crisis and their affect on the remaining net and gross exposures to be held by UBS following the transactions described herein, (2) developments affecting the availability of capital and funding to UBS and other financial institutions, including any changes in UBS’s credit spreads and ratings; (3) other market and macroeconomic developments, including movements in local and international securities markets, credit spreads, currency exchange rates and interest rates; (4) changes in internal risk control and limitations in the effectiveness of UBS’s internal processes for risk management, risk control, measurement and modeling, and of financial models generally; (5) the possible consequences of ongoing governmental investigations of certain of UBS’s past business activities; (6) the degree to which UBS is successful in implementing its remediation plans and strategic and organizational changes, and whether those plans and changes will have the effects anticipated; (7) changes in the financial position or creditworthiness of UBS’s customers, obligors and counterparties, and developments in the markets in which they operate; (8) management changes and changes to the structure of UBS’s divisions; (9) the occurrence of operational failures, such as fraud, unauthorized trading and systems failures; (10) legislative, governmental and regulatory developments, including the possible imposition of new or more stringent capital requirements and of direct or indirect regulatory constraints on UBS’s activities; (11) changes in accounting standards or policies, and accounting determinations affecting the recognition of gain or loss, the valuation of goodwill and other assets or other matters; (12) changes in and the effect of competitive pressures; (13) technological developments; and (14) the impact of all such future developments on positions held by UBS, on its short-term and longer-term earnings, on the cost and availability of funding and on UBS’s capital ratios. In addition, these results could depend on other factors that we have previously indicated could adversely affect our business and financial performance which are contained in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including UBS’s Annual Report on Form 20-F for the year ended 31 December 2007. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

Media Relations
4 November 2008

Reporting by division

							Performance before tax from
CHF million	Total operating income			Total operating expenses			continuing operations
For the quarter ended	30.9.08	30.6.08	% change	30.9.08	30.6.08	% change	30.9.08	30.6.08	% change

Global Wealth Management & Business Banking
Wealth Management International & Switzerland	2,609	2,859	(9)	1,499	1,593	(6)	1,110	1,266	(12)
Wealth Management US	1,469	1,477	(1)	1,267	2,218	(43)	203	(741)
Business Banking Switzerland	1,186	1,229	(3)	638	631	1	548	598	(8)
Global Asset Management	827	808	2	413	456	(9)	415	352	18
Investment Bank	(750)	(2,302)	67	1,998	2,931	(32)	(2,748)	(5,233)	47
Corporate Center	215	(50)		222	281	(21)	(7)	(330)	98
UBS	5,556	4,021	38	6,036	8,110	(26)	(480)	(4,089)	88

Media Relations
4 November 2008

Income statement (unaudited)

	Quarter ended			% change from		Year-to-date
CHF million, except per share data	30.9.08	30.6.08	30.9.07	2Q08	3Q07	30.9.08	30.9.07

Continuing operations
Interest income	16,393	17,530	28,339	(6)	(42)	54,146	83,292
Interest expense	(14,971)	(16,294)	(26,676)	(8)	(44)	(49,809)	(79,492)
Net interest income	1,422	1,236	1,663	15	(14)	4,337	3,800
Credit loss (expense) / recovery	(357)	(19)	(15)			(686)	0
Net interest income after credit loss expense	1,065	1,217	1,648	(12)	(35)	3,651	3,800
Net fee and commission income	5,709	6,221	7,797	(8)	(27)	18,145	22,907
Net trading income	(1,509)	(3,543)	(3,479)	57	57	(16,696)	5,562
Other income	292	125	387	134	(25)	525	3,584

Total operating income	5,556	4,021	6,353	38	(13)	5,625	35,853

Personnel expenses	3,997	4,612	4,884	(13)	(18)	13,884	19,231
General and administrative expenses	1,702	2,831	1,999	(40)	(15)	6,775	6,171
Depreciation of property and equipment	288	277	311	4	(7)	846	933
Impairment of goodwill	0	341	0	(100)		341	0
Amortization of intangible assets	50	49	62	2	(19)	148	210

Total operating expenses	6,036	8,110	7,256	(26)	(17)	21,993	26,545

Operating profit from continuing operations before tax	(480)	(4,089)	(903)	88	47	(16,368)	9,308
Tax expense	(913)	(3,829)	(66)	76		(5,039)	1,531
Net profit from continuing operations	433	(260)	(837)			(11,330)	7,777

Discontinued operations
Profit from discontinued operations before tax	0	59	98	(100)	(100)	179	111
Tax expense	0	1	2	(100)	(100)	1	(260)
Net profit from discontinued operations	0	58	96	(100)	(100)	178	371

Net profit	433	(202)	(741)			(11,151)	8,148

Net profit attributable to minority interests	137	156	117	(12)	17	445	428
from continuing operations	136	155	117	(12)	16	398	428
from discontinued operations	1	1	0	0		48	0
Net profit attributable to UBS shareholders	296	(358)	(858)			(11,597)	7,720
from continuing operations	297	(415)	(954)			(11,727)	7,349
from discontinued operations	(1)	57	96			131	371

Earnings per share
Basic earnings per share (CHF)	0.10	(0.14)	(0.40)			(4.40)	3.56
from continuing operations	0.10	(0.16)	(0.44)			(4.45)	3.39
from discontinued operations	0.00	0.02	0.04	(100)	(100)	0.05	0.17
Diluted earnings per share (CHF)	0.09	(0.14)	(0.41)			(4.41)	3.45
from continuing operations	0.09	(0.17)	(0.45)			(4.46)	3.28
from discontinued operations	0.00	0.02	0.04	(100)	(100)	0.05	0.17

INCORPORATION BY REFERENCE
     This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Numbers 333-52832; 333-52832-01 to -03; 333-46216; 333-46216-01 and -02; 333-46930; 333-64844; 333-62448; and 333-62448-01 to -04; 333-132747; 333-132747-01 to -10; 333-150143 and 333-153882) and Form S-8 (Registration Numbers 333-57878; 333-50320; 333-49216; 333-49214; 333-49212; 333-49210; 333-103956; 333-127180; 333-127182; 333-127183; and 333-127184) and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG
By:	/s/ Louis Eber
	Name:	Louis Eber
	Title:	Managing Director

By:	/s/ Niall O’Toole
	Name:	Niall O’Toole
	Title:	Executive Director

Date: November 4, 2008